UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 001-41467

Magic Empire Global Limited

3/F, 8 Wyndham Street

Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information disclosed under this Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as expressly set forth in such filing.

Resignation of Independent Director

In May 2025, the Board of Directors of MEGL received the resignation of Mr. Yiu Sing Chan (“Mr. Chan”) from his positions as an independent director, the chairman of the Audit Committee, and member of the Compensation Committee and Nominating and Corporate Governance committee of MEGL. Mr. Chan was resigning for personal reasons and not as the result of any dispute or disagreement with MEGL or the Board of Directors.

Appointment of Replacement Director

Effective May 7, 2025, MEGL’s Board appointed Ms. Jessica Hung (“Ms. Hung”) as the independent director as well as the chairlady of the Compensation Committee, a member of the Audit Committee and Nominating and Corporate Governance Committee. Ms. Hung meets the Nasdaq Stock Market independence requirements.

Ms. Jessica Hung, aged 34, has over 9 years of experience in securities trading and private equity investments. Since November 2016, Ms. Hung has been the assistant to chief executive officer and a part-time account executive at Bradbury Asset Management (Hong Kong) Limited. Ms. Hung acted as a licensed representative for type 1 (dealing in securities) regulated activity under the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) of Bradbury Securities Limited since August 2018, where she primarily provides advices on securities investments. Ms. Hung has been awarded a higher diploma in interior design by the Vocational Training Counsil of Hong Kong in 2012 and a degree of master of science in international real estate from the Royal Agricultural University in the United Kingdom in 2019.

Ms. Hung has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Ms. Hung had, or will have, a direct or indirect material interest.

Re-designation of Committees

Following the resignation of Mr. Chan and the appointment of Ms. Hung, the members of the Committees of the Company were redesignated as follows:

	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Mr. Chi Wai Siu	Chairman	Member	Member
Ms. Ka Lee Lam	Member	Member	Chairlady
Ms. Jessica Hung	Member	Chairlady	Member

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magic Empire Global Limited

Date: May 7, 2025	By:	/s/ Sze Hon, Johnson Chen
Sze Hon, Johnson Chen
Chief Executive Officer

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